Exhibit 99.2

INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

($ Canadian thousands)	June 30, 2023	December 31, 2022[1]
Assets

Current assets

Cash and cash equivalents	$174,179	$253,776

Accounts receivable	458,019	455,841

Contract assets	222,579	186,259

Inventories (Note 3)	408,542	369,298

Work-in-progress related to finance leases (Note 3)	-	41,986

Current portion of finance leases receivable (Note 6)	67,886	60,020

Income taxes receivable (Note 12)	8,415	5,460

Derivative financial instruments (Note 16)	183	901

Prepayments	55,922	71,398
Total current assets	1,395,725	1,444,939

Property, plant and equipment (Note 4)	147,537	152,505

Energy infrastructure assets (Note 4)	1,205,968	1,237,550

Contract assets	243,111	223,179

Lease right-of-use assets (Note 5)	80,488	78,372

Finance leases receivable (Note 6)	262,182	234,484

Deferred tax assets (Note 12)	10,297	22,953

Intangible assets (Note 7)	90,919	102,773

Goodwill (Note 8)	671,889	688,833

Other assets (Note 9)	55,917	83,076
Total assets	$4,164,033	$4,268,664

Liabilities and Shareholders’ Equity

Current liabilities

Accounts payable and accrued liabilities	$592,498	$626,224

Provisions	20,878	18,826

Income taxes payable (Note 12)	94,502	78,697

Deferred revenues	301,633	366,085

Current portion of long-term debt (Note 10)	52,960	27,088

Current portion of lease liabilities (Note 11)	20,985	20,125

Derivative financial instruments (Note 16)	525	977
Total current liabilities	1,083,981	1,138,022

Deferred revenues	30,682	33,435

Long-term debt (Note 10)	1,355,344	1,363,237

Lease liabilities (Note 11)	73,490	72,908

Deferred tax liabilities (Note 12)	75,070	96,397

Other liabilities	22,799	21,757
Total liabilities	$2,641,366	$2,725,756

Shareholders’ equity

Share capital	$590,341	$589,827

Contributed surplus	660,119	660,072

Retained earnings	168,581	164,200

Accumulated other comprehensive income	103,626	128,809
Total shareholders’ equity	1,522,667	1,542,908
Total liabilities and shareholders’ equity	$4,164,033	$4,268,664

1 Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 “Business Combinations”, refer to Note 2 “Acquisition” for more information.

See accompanying notes to the unaudited interim condensed consolidated financial statements, including Note 18 “Guarantees, Commitments, and Contingencies”.

Interim Condensed Consolidated Financial Statements	F-1

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

	Three months ended June 30,		Six months ended June 30,

($ Canadian thousands, except per share amounts)	2023	2022[1]	2023	2022[1]

Revenue (Note 13)	$776,670	$372,077	$1,601,714	$695,146

Cost of goods sold	629,496	308,488	1,293,888	577,914

Gross margin	147,174	63,589	307,826	117,232

Selling and administrative expenses	99,636	43,346	215,406	90,150

Operating income	47,538	20,243	92,420	27,082

Gain (loss) on disposal of property, plant and equipment	(32)	79	(27)	79

Equity earnings from associates and joint ventures	754	562	795	846

Earnings before finance costs and income taxes	48,260	20,884	93,188	28,007

Net finance costs (Note 15)	30,440	4,460	60,511	8,331

Earnings before income taxes	17,820	16,424	32,677	19,676

Income taxes (Note 12)	20,643	3,072	21,976	6,693

Net earnings (loss)	$(2,823)	$13,352	$10,701	$12,983

Earnings (loss) per share – basic	$(0.02)	$0.15	$0.09	$0.14

Earnings (loss) per share – diluted	$(0.02)	$0.15	$0.09	$0.14

Weighted average number of shares – basic	123,768,301	89,680,965	123,753,742	89,680,391

Weighted average number of shares – diluted	123,958,145	89,850,457	123,975,590	89,841,417

1 Comparative figures through the Financial Statements represent Enerflex’s results prior to the closing of the acquisition of Exterran Corporation on October 13, 2022, and therefore do not reflect pre-acquisition historical data from Exterran.

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

	Three months ended June 30,		Six months ended June 30,

($ Canadian thousands)	2023	2022	2023	2022

Net earnings (loss)	$(2,823)	$13,352	$10,701	$12,983

Other comprehensive income (loss):

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Change in fair value of derivatives designated as cash flow hedges, net of income tax recovery	(98)	205	(361)	60

Gain (loss) on derivatives designated as cash flow hedges transferred to net earnings in the current year, net of income tax expense	(21)	6	(17)	(39)

Unrealized gain (loss) on translation of foreign denominated debt (Note 16)	18,361	(1,677)	19,037	(894)

Unrealized gain (loss) on translation of financial statements of foreign operations	(43,355)	26,681	(43,842)	16,579

Other comprehensive income (loss)	$(25,113)	$25,215	$(25,183)	$15,706

Total comprehensive income (loss)	$(27,936)	$38,567	$(14,482)	$28,689

See accompanying notes to the unaudited interim condensed consolidated financial statements.

Interim Condensed Consolidated Financial Statements	F-3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Three months ended June 30,		Six months ended June 30,

($ Canadian thousands)	2023	2022	2023	2022
Operating Activities

Net earnings (loss)	$(2,823)	$13,352	$10,701	$12,983

Items not requiring cash and cash equivalents:

Depreciation and amortization (Note 4)	62,959	22,058	126,053	43,948

Equity earnings from associates and joint ventures	(754)	(562)	(795)	(846)

Deferred income taxes (Note 12)	3,718	(1,920)	(7,919)	(1,662)

Share-based compensation expense (recovery) (Note 14)	6,369	(2,667)	9,535	1,382

(Gain) loss on sale of property, plant and equipment	32	(79)	27	(79)

Impairment of energy infrastructure assets (Note 4)	693	349	693	349
	70,194	30,531	138,295	56,075
Net change in working capital and other (Note 17)	(74,178)	(9,434)	(144,830)	(57,690)

Cash provided by (used in) operating activities	$(3,984)	$21,097	$(6,535)	$(1,615)

Investing Activities

Additions to:

Property, plant and equipment (Note 4)	$(7,056)	$(2,092)	$(9,928)	$(2,991)

Energy infrastructure assets (Note 4)	(25,313)	(12,155)	(83,911)	(14,695)

Intangibles assets (Note 7)	(2,891)	-	(5,575)	-

Proceeds on disposal of:

Property, plant and equipment	1	87	13	87

Energy infrastructure assets	3,268	2,693	20,096	2,693

Investment in associates and joint ventures	-	(467)	-	(467)

Net change in working capital associated with investing activities	(14,665)	12,091	(11,432)	(1,355)

Cash provided by (used in) investing activities	$(46,656)	$157	$(90,737)	$(16,728)

Financing Activities

Net proceeds from (repayment of) the Revolving Credit Facility (Note 10)	$(22,248)	$-	$43,011	$-

Net proceeds from the Bank Facility (Note 10)	-	4,818	-	20,678

Net repayment of the Asset-Based Facility (Note 10)	-	(6,284)	-	(10,861)

Lease liability principal repayment (Note 11)	(5,266)	(3,818)	(10,342)	(7,331)

Dividends	(3,093)	(2,242)	(6,186)	(4,484)

Stock option exercises (Note 14)	372	-	372	12

Deferred transaction costs	(2,171)	(2,437)	(2,643)	(6,592)

Cash provided by (used in) financing activities	$(32,406)	$(9,963)	$24,212	$(8,578)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	$(5,219)	$2,573	$(6,537)	$1,241

Increase (decrease) in cash and cash equivalents	(88,265)	13,864	(79,597)	(25,680)

Cash and cash equivalents, beginning of period	262,444	133,214	253,776	172,758

Cash and cash equivalents, end of period	$174,179	$147,078	$174,179	$147,078

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

($ Canadian thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Accumulated other comprehensive income	Total

At January 1, 2022	$375,524	$658,615	$274,962	$44,544	$109	$44,653	$1,353,754

Net earnings	-	-	12,983	-	-	-	12,983

Other comprehensive income	-	-	-	15,685	21	15,706	15,706

Effect of stock option plans	16	922	-	-	-	-	938

Dividends	-	-	(4,484)	-	-	-	(4,484)

At June 30, 2022	$375,540	$659,537	$283,461	$60,229	$130	$60,359	$1,378,897

At January 1, 2023	$589,827	$660,072	$164,200	$128,729	$80	$128,809	$1,542,908

Net earnings	-	-	10,701	-	-	-	10,701

Other comprehensive loss	-	-	-	(24,805)	(378)	(25,183)	(25,183)

Effect of stock option plans	514	47	-	-	-	-	561

Dividends	-	-	(6,320)	-	-	-	(6,320)

At June 30, 2023	$590,341	$660,119	$168,581	$103,924	$(298)	$103,626	$1,522,667

See accompanying notes to the unaudited interim condensed consolidated financial statements.

Interim Condensed Consolidated Financial Statements	F-5

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Canadian dollars, except per share amounts or as otherwise noted.)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These unaudited interim condensed consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, and were approved and authorized for issue by the Board of Directors (the “Board”) on August 9, 2023.

(b)	Basis of Presentation and Measurement

The Financial Statements for the three and six months ended June 30, 2023 and 2022 were prepared in accordance with IAS 34 “Interim Financial Reporting” and do not include all the disclosures included in the annual consolidated financial statements for the year ended December 31, 2022. Accordingly, these Financial Statements should be read in conjunction with the annual consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

The preparation of these Financial Statements requires management to make judgments, estimates and assumptions based on existing knowledge that affect the application of accounting policies and the reported amounts and disclosures. Actual results could differ from these estimates and assumptions. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Financial Statements are presented in Canadian dollars, which is Enerflex’s (the “Company”) presentation currency, rounded to the nearest thousand, except per share amounts or as otherwise noted, and are prepared on a going concern basis under the historical cost basis with certain financial assets and financial liabilities recorded at fair value. There have been no significant changes in accounting policies compared to those described in the annual consolidated financial statements for the year-ended December 31, 2022.

(c)	Current Accounting Policy Changes

i.	IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

Effective January 1, 2023, the definition of accounting estimates will be amended under IAS 8. Under the amended definition, a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The amendment further clarifies that accounting estimates are monetary amounts in the financial statements subject to measurement uncertainty.

ii.	IAS 12 Income Taxes (“IAS 12”)

In May 2021, the IASB issued amendments to IAS 12, which narrows the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. Under the amendments, the initial recognition exception does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. It only applies if the recognition of a related asset and liability give rise to taxable and deductible temporary differences that are not equal.

These amendments are effective for annual periods beginning on or after January 1, 2023, and the Company adopted these amendments as of January 1, 2023. There were no adjustments that resulted from the adoption of these amendments on January 1, 2023.

F-6

NOTE 2. ACQUISITION

On October 13, 2022, the Company completed the acquisition (the “Transaction”) of Exterran Corporation (“Exterran”) for total consideration of approximately $222.6 million. For more details see Note 7 “Acquisition” of the annual consolidated financial statements for the year ended December 31, 2022.

The preliminary purchase price allocation is based on Management’s best estimate of the fair value of the assets acquired and liabilities assumed as at October 13, 2022. As of the Transaction date the Company was investigating options for the disposal of certain energy infrastructure assets. During the three months ended March 31, 2023, the Company sold these assets which resulted in the adjustment of fair value. The adjusted purchase price allocation resulting in decreases to energy infrastructure assets of $12.8 million and net working capital, $0.2 million, and increases to deferred tax assets, $3.5 million and goodwill, $9.5 million. Total goodwill for the Transaction as at December 31, 2022 was $148.9 million (October 13, 2022 – $139.4 million). Management continues to assess the value of net assets acquired and expects to finalize the purchase price allocation during the fourth quarter of 2023.

During the three and six months ended June 30, 2023, the Company incurred $11.8 million and $29.7 million (June 30, 2022 – $4.6 million and $10.3 million) of further restructuring, transaction, and integration costs directly related to the Transaction. These costs are included in cost of goods sold (“COGS”) and selling and administrative expenses (“SG&A”) in the interim condensed consolidated statements of earnings (loss).

NOTE 3. INVENTORIES

Inventories consisted of the following:

	June 30, 2023	December 31, 2022

Direct materials	$100,350	$107,575

Repair and distribution parts	138,253	136,876

Work-in-progress	143,445	98,297

Equipment	26,494	26,550

Total inventories	$408,542	$369,298

	June 30, 2023	December 31, 2022

Work-in-progress related to finance leases	$-	$41,986

The amount of inventory and overhead costs recognized as expense and included in COGS during the three and six months ended June 30, 2023 was $629.5 million and $1,293.9 million (June 30, 2022 – $308.5 million and $577.9 million). COGS is made up of direct materials, direct labour, depreciation on manufacturing assets, post-manufacturing expenses, and overhead. COGS also includes inventory write-downs pertaining to obsolescence and aging, and recoveries of past write-downs upon disposition. The net change in inventory reserves charged to the interim condensed consolidated statements of earnings (loss) and included in COGS for the three and six months ended June 30, 2023 was $2.3 million and $4.8 million (June 30, 2022 – $(0.1) million and 1.0 million).

The costs related to the construction of energy infrastructure assets determined to be finance leases are accounted for as work-in-progress related to finance leases. Once a project is completed and enters service it is reclassified to COGS. During the three and six months ended June 30, 2023 the Company invested nil and $4.7 million (June 30, 2022 – $11.7 million and $40.9 million) related to finance leases that commenced operations in the period. The Company does not have any finance lease projects in progress as at June 30, 2023.

Notes to the Interim Condensed Consolidated Financial Statements	F-7

NOTE 4. PROPERTY, PLANT AND EQUIPMENT AND ENERGY INFRASTRUCTURE ASSETS

	Land	Building	Equipment	Assets under construction	Total property, plant and equipment	Energy infrastructure assets[1]
Cost

December 31, 2022	$23,559	$151,400	$90,698	$4,585	$270,242	$1,529,166

Additions	-	378	1,625	7,925	9,928	83,911

Reclassification	120	860	6,689	(8,396)	(727)	-

Disposals	-	(537)	(1,350)	-	(1,887)	(18,208)

Currency translation effects	(399)	(4,188)	(5,284)	4,360	(5,511)	(43,636)

June 30, 2023	$23,280	$147,913	$92,378	$8,474	$272,045	$1,551,233

Accumulated depreciation

December 31, 2022	$-	$(58,666)	$(59,071)	$-	$(117,737)	$(291,616)

Depreciation charge	-	(5,227)	(10,110)	-	(15,337)	(81,627)

Impairment	-	-	-	-	-	(693)

Disposals	-	509	1,338	-	1,847	9,693

Currency translation effects	-	2,263	4,456	-	6,719	18,978

June 30, 2023	$-	$(61,121)	$(63,387)	$-	$(124,508)	$(345,265)
Net book value

December 31, 2022	$23,559	$92,734	$31,627	$4,585	$152,505	$1,237,550
June 30, 2023	$23,280	$86,792	$28,991	$8,474	$147,537	$1,205,968

1 Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 “Business Combinations”, refer to Note 2 “Acquisition” for more information.

Depreciation of property, plant, and equipment (“PP&E”) and energy infrastructure assets included in net earnings (loss) for the three and six months ended June 30, 2023, was $47.8 million and $97.0 million (June 30, 2022 – $16.6 million and $32.9 million), of which $43.1 million and $89.2 million was included in COGS (June 30, 2022 – $16.1 million and $32.0 million) and $4.7 million and $7.8 million was included in SG&A (June 30, 2022 – $0.5 million and $0.9 million).

F-8

NOTE 5. LEASE RIGHT-OF-USE ASSETS

	Land and buildings	Equipment	Total lease right-of-use assets
Cost

December 31, 2022	$94,107	$25,058	$119,165

Additions	11,728	2,437	14,165

Disposal	(5,803)	(2,415)	(8,218)

Currency translation effects	(1,448)	51	(1,397)

June 30, 2023	$98,584	$25,131	$123,715

Accumulated depreciation

December 31, 2022	$(27,157)	$(13,636)	$(40,793)

Depreciation charge	(7,492)	(2,757)	(10,249)

Disposal	4,828	2,415	7,243

Currency translation effects	426	146	572

June 30, 2023	$(29,395)	$(13,832)	$(43,227)
Net book value

December 31, 2022	$66,950	$11,422	$78,372

June 30, 2023	$69,189	$11,299	$80,488

Depreciation of lease right-of-use (“ROU”) assets included in net earnings (loss) for the three and six months ended June 30, 2023 was $4.8 million and $10.2 million (June 30, 2022 – $3.5 million and $7.1 million), of which $3.3 million and $7.3 million was included in COGS (June 30, 2022 – $2.9 million and $5.9 million) and $1.5 million and $2.9 million was included in SG&A (June 30, 2022 – $0.6 million and $1.2 million).

Notes to the Interim Condensed Consolidated Financial Statements	F-9

NOTE 6. FINANCE LEASES RECEIVABLE

The Company has entered into finance lease arrangements for certain of its energy infrastructure assets, with initial terms ranging from eight to 10 years.

The value of the finance lease receivable is comprised of the following:

	Minimum lease payments and unguaranteed residual value		Present value of minimum lease payments and unguaranteed residual value

	June 30, 2023	December 31 2022	June 30, 2023	December 31, 2022

Less than one year	$79,375	$73,614	$67,886	$60,020

Between one and five years	225,279	196,314	159,066	149,052

Later than five years	177,497	144,482	103,116	85,432
	$482,151	$414,410	$330,068	$294,504

Less: Unearned finance income	(152,083)	(119,906)	-	-

	$330,068	$294,504	$330,068	$294,504

			June 30, 2023	December 31, 2022

Balance, January 1			$294,504	$103,358

Acquisition			-	110,097

Additions			64,112	86,602

Interest income			16,519	14,801

Billings and payments			(40,866)	(33,740)

Currency translation effects			(4,201)	13,386

Closing balance			$330,068	$294,504

The Company recognized non-cash selling profit related to the commencement of finance leases of $17.8 million for the six months ended June 30, 2023 (June 30, 2022 – $6.6 million). Additionally, the Company recognized $8.0 million and $16.5 million of interest income on finance leases receivable during the three and six months ended June 30, 2023 (June 30, 2022 – $3.0 million and $5.9 million). The total cash received in respect of finance leases was $20.8 million and $40.9 million for the three and six months ended June 30, 2023 (June 30, 2022 – $5.7 million and $11.5 million), as reflected in the billings and payments.

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At June 30, 2023, the average interest rate was 9.2 percent per annum (December 31, 2022 – 9.4 percent). The finance leases receivables at the end of reporting period are neither past due nor impaired.

F-10

NOTE 7. INTANGIBLE ASSETS

	Customer relationships and other	Software	Total intangible assets

Cost

December 31, 2022	$151,310	$74,303	$225,613

Additions	-	5,575	5,575

Reclassification	-	727	727

Currency translation effects	(3,652)	(4,596)	(8,248)

June 30, 2023	$147,658	$76,009	$223,667

Accumulated amortization

December 31, 2022	$(73,427)	$(49,413)	$(122,840)

Amortization charge	(8,943)	(2,968)	(11,911)

Currency translation effects	2,053	(50)	2,003

June 30, 2023	$(80,317)	$(52,431)	$(132,748)

Net book value

December 31, 2022	$77,883	$24,890	$102,773

June 30, 2023	$67,341	$23,578	$90,919

NOTE 8. GOODWILL AND IMPAIRMENT REVIEW OF GOODWILL

	June 30, 2023	December 31, 2022[1]

Balance, January 1	$688,833	$566,270
Acquisition (Note 2)	-	148,881
Impairment	-	(48,000)
Currency translation effects	(16,944)	21,682

Closing balance	$671,889	$688,833

1 Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 “Business Combinations”, refer to Note 2 “Acquisition” for more information.

At June 30, 2023, Management determined that there were no indicators of impairment and that the previous assessment continued to best represent the recoverability of the Company’s goodwill.

As of the Transaction date the Company was investigating options for the disposal of certain energy infrastructure assets. During the three months ended March 31, 2023, the Company sold these assets which resulted in the adjustment of fair value and is reflected in the December 31, 2022 comparative period, refer to Note 2 “Acquisition” for more information.

Notes to the Interim Condensed Consolidated Financial Statements	F-11

NOTE 9. OTHER ASSETS

	June 30, 2023	December 31, 2022

Investment in associates and joint ventures	$35,917	$34,977

Prepaid deposits	16,679	13,972

Long-term receivables[1]	3,321	34,127

Total other assets	$55,917	$83,076

1 During the three months ended March 31, 2023 the Company received proceeds of $28.0 million from the settlement of preferred shares.

NOTE 10. LONG-TERM DEBT

The three-year secured term loan (“Term Loan”) and the three-year secured revolving credit facility (“Revolving Credit Facility”) have a maturity date of October 13, 2025 (the “Maturity Date”). In addition, the Revolving Credit Facility may be increased by US$150.0 million at the request of the Company, subject to the lenders’ consent. The Maturity Date of the Revolving Credit Facility may be extended annually on or before the anniversary date with the consent of the lenders. The senior secured notes (the “Notes”) consist of US$625.0 million principal amount, bears interest of 9.0 percent, and has a maturity of October 15, 2027.

The Company obtained a $92.7 million (US$70.0 million) unsecured credit facility “LC Facility” with one of the lenders in its Revolving Credit Facility. This LC Facility allows the Company to request the issuance of letters of guarantee, standby letters of credit, performance bonds, counter guarantees, import documentary credits, counter standby letters of credit or similar credits to finance the day-to-day operations of the Company. This LC Facility is supported by performance security guarantees provided by Export Development Canada. $15.2 million (US$11.5 million) of the $92.7 million (US$70.0 million) limit was utilized at June 30, 2023.

The Company is required to maintain certain covenants on the Revolving Credit Facility, Term Loan and the Notes. As at June 30, 2023, the Company was in compliance with its covenants.

The composition of the borrowings on the Revolving Credit Facility, Term Loan, and the Notes were as follows:

	Maturity Date	June 30, 2023	December 31, 2022

Drawings on the Revolving Credit Facility (US$700,000)	October 13, 2025	$491,915	$459,202

Drawings on the Term Loan (US$150,000)	October 13, 2025	198,600	203,160

Notes (US$625,000)	October 15, 2027	827,500	846,500

Deferred transaction costs and Notes discount		(109,711)	(118,537)

		$1,408,304	$1,390,325

Current portion of long-term debt		$52,960	$27,088

Non-current portion of long-term debt		1,355,344	1,363,237

Long-term debt		$1,408,304	$1,390,325

The weighted average interest rate on the Revolving Credit Facility for six months ended June 30, 2023 was 7.7 percent (December 31, 2022 – 7.0 percent), and the weighted average interest rate on the Term Loan for the six months ended June 30, 2023 was 8.7 percent (December 31, 2022 – 7.8 percent). At June 30, 2023 without considering renewal at similar terms, the Canadian dollar equivalent principal payments due over the next five years are $1,518.0 million, and nil thereafter.

F-12

NOTE 11. LEASE LIABILITIES

	June 30, 2023	December 31, 2022

Balance, January 1	$93,033	$57,014

Acquisition	-	39,845

Additions	14,141	9,977

Lease interest	2,970	3,398

Payments made against lease liabilities	(13,312)	(19,156)

Currency translation effects and other	(2,357)	1,955

Closing balance	$94,475	$93,033

Current portion of lease liabilities	$20,985	$20,125

Non-current portion of lease liabilities	73,490	72,908

Lease liabilities	$94,475	$93,033

Future minimum lease payments under non-cancellable leases were as follows:

June 30, 2023

2023	$12,901

2024	22,760

2025	19,206

2026	13,426

2027	10,557

Thereafter	33,879

$112,729

Less:

Imputed interest	18,184

Short-term leases	59

Low-value leases	11

Lease liabilities	$94,475

Notes to the Interim Condensed Consolidated Financial Statements	F-13

NOTE 12. INCOME TAXES

(a)	Income Tax Recognized in Net Earnings

The components of income tax expense were as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Current income taxes	$16,925	$4,992	$29,895	$8,355

Deferred income taxes	3,718	(1,920)	(7,919)	(1,662)

Income taxes	$20,643	$3,072	$21,976	$6,693

(b)	Reconciliation of Income Taxes

The provision for income taxes differs from that which would be expected by applying Canadian statutory rates. A reconciliation of the difference is as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Earnings before income taxes	$17,820	$16,424	$32,677	$19,676

Canadian statutory rate	23.4%	23.4%	23.4%	23.4%

Expected income tax provision	$4,169	$3,843	$7,646	$4,604

Add (deduct):

Change in unrecognized deferred tax asset	5,600	1,866	12,362	5,790

Exchange rate effects on tax basis	5,179	(1,064)	1,883	(2,736)

Earnings taxed in foreign jurisdictions	3,932	(1,674)	(1,751)	(1,269)

Amounts not deductible for tax purposes	1,847	79	1,847	243

Impact of accounting for associates and joint ventures	(176)	(130)	(186)	(198)

Other	92	152	175	259

Income taxes	$20,643	$3,072	$21,976	$6,693

The applicable statutory tax rate is the aggregate of the Canadian federal income tax rate of 15.0 percent (2022 – 15.0 percent) and the Alberta provincial income tax rate of 8.4 percent (2022 – 8.8 percent).

The Company’s effective tax rate is subject to fluctuations in the Argentine peso and Mexican peso exchange rate against the U.S. dollar. Since the Company holds significant energy infrastructure assets in Argentina and Mexico, the tax base of these assets are denominated in Argentine peso and Mexican peso, respectively. The functional currency is the U.S. dollar and as a result, the related local currency tax bases are revalued periodically to reflect the closing U.S. dollar rate against the local currency. Any movement in the exchange rate results in a corresponding unrealized exchange rate gain or loss being recorded as part of deferred income tax expense or recovery. During periods of large fluctuation or devaluation of the local currency against the U.S. dollar, these amounts may be significant but are unrealized and may reverse in the future. Recognition of these amounts is required by IFRS, even though the revalued tax basis does not generate any cash tax obligation or liability in the future.

F-14

NOTE 13. REVENUE

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Energy Infrastructure[1]	$190,469	$69,892	$379,132	$135,344

After-Market Services	152,504	105,839	308,006	189,025

Engineered Systems	433,697	196,346	914,576	370,777

Total revenue	$776,670	$372,077	$1,601,714	$695,146

1 During the three and six months ended June 30, 2023, the Company recognized $75.6 million and $136.0 million of revenue related to operating leases in its LATAM and EH segments (June 30, 2022 – $13.7 million and $26.4 million), and $40.4 million and $79.1 million of revenue related to its North America (“NAM”) contract compression fleet (June 30, 2022 – $30.6 million and $59.1 million).

Revenue by geographic location, which is attributed by destination of sale, was as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2023

United States	$330,074	$194,233	$645,119	$321,947

Canada	85,584	65,288	158,405	130,332

Nigeria	73,058	1,833	152,553	11,270

Argentina	57,064	12,829	113,930	24,246

Iraq	51,642	528	110,939	543

Oman	50,068	14,284	97,966	64,902

Bahrain	15,052	10,509	93,384	18672

Brazil	26,429	11,128	58,373	17,604

Australia	23,245	13,562	43,706	26,630

Mexico	19,830	28,869	39,333	35,831

Other	44,624	19,014	88,006	43,169

Total revenue	$776,670	$372,077	$1,601,714	$695,146

The following table outlines the Company’s unsatisfied performance obligations, by product line, as at June 30, 2023:

	Less than one year	One to two years	Greater than two years	Total

Energy Infrastructure	$644,215	$494,338	$1,542,354	$2,680,907

After-Market Services	95,945	38,905	96,822	231,672

Engineered Systems	1,408,538	21,325	-	1,429,863

	$2,148,698	$554,568	$1,639,176	$4,342,442

Notes to the Interim Condensed Consolidated Financial Statements	F-15

NOTE 14. SHARE-BASED COMPENSATION

(a)	Share-Based Compensation Expense

The share-based compensation expense included in the determination of net earnings was:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

Equity-settled share-based payments (recovery)	$(39)	$470	$189	$927

Cash-settled share-based payments (recovery)	6,408	(3,137)	9,346	455

Share-based compensation expense (recovery)	$6,369	$(2,667)	$9,535	$1,382

Deferred share units (“DSUs”), phantom share entitlements (“PSEs”), performance share units (“PSUs”), restricted share units (“RSUs”), and cash performance target plan awards (“CPTs”) are all classified as cash settled share-based payments. Stock options are equity settled share-based payments.

The Company granted 273,235 RSUs to officers and key employees during the six months ended June 30, 2023 with a weighted average fair value of $9.33 per share. The Company did not grant any CPTs, PSEs, PSUs, or options to officers and key employees during the six months ended June 30, 2023. The DSU, PSU, and RSU holders had dividends credited to their accounts during the period. The carrying value of the liability relating to cash-settled share-based payments at June 30, 2023 included in current liabilities was $17.7 million (December 31, 2022 – $13.5 million) and in other long-term liabilities was $15.2 million (December 31, 2022 – $13.8 million).

(b)	Equity-Settled Share-Based Payments

	June 30, 2023		December 31, 2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding, beginning of period	3,089,229	$10.77	4,456,444	$11.66

Exercised[1]	(60,559)	6.15	(47,120)	5.51

Forfeited	(196,071)	8.55	(27,286)	13.51

Expired	-	-	(1,292,809)	13.98

Options outstanding, end of period	2,832,599	$11.02	3,089,229	$10.77

Options exercisable, end of period	1,636,218	$12.65	1,671,421	$12.48

1 The weighted average share price of options at the date of exercise for the six months ended June 30, 2023 was $8.32 (June 30, 2022 – $7.89).

The following table summarizes options outstanding and exercisable at June 30, 2023:

	Options Outstanding			Options Exercisable
Range of exercise prices[1]	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price
$5.51 – $6.68	673,578	4.03	$5.51	252,185	3.87	$5.51
$6.69 – $13.51	926,663	3.67	9.80	453,036	2.29	11.53
$13.52 – $16.12	1,232,358	2.33	14.95	930,997	2.15	15.13
Total	2,832,599	3.17	$11.02	1,636,218	2.46	$12.65

1 The range of exercise prices equal the weighted average market price of the Company’s shares on the five days preceding the effective date of the grant based on prices from the Toronto Stock Exchange.

F-16

(c)	Cash-Settled Share-Based Payments

During the three and six months ended June 30, 2023, the value of director’s compensation and executive bonuses elected to be received in DSUs totalled $0.6 million and $1.2 million (June 30, 2022 – $0.5 million and $1.2 million).

	Number of DSUs	Weighted average grant date fair value per unit

DSUs outstanding, January 1, 2023	1,625,513	$10.16

Granted	152,307	8.03

In lieu of dividends	9,020	8.54

Vested	(113,018)	9.56

DSUs outstanding, June 30, 2023	1,673,822	$10.00

NOTE 15. FINANCE COSTS AND INCOME

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Finance Costs

Short- and long-term borrowings[1]	$37,720	$4,652	$77,063	$8,472

Interest on lease liability	1,456	666	2,970	1,361

Total finance costs	$39,176	$5,318	$80,033	$9,833

Finance Income

Interest income	$8,736	$858	$19,522	$1,502

Net finance costs	$30,440	$4,460	$60,511	$8,331

1 Finance costs on short- and long-term borrowings relate primarily to interest on the Company’s Revolving Credit Facility, Term Loan and Notes that were issued during the three months ended December 31, 2022. Refer to Note 10 for more information on interest rates on the Revolving Credit Facility, Term Loan and Notes.

NOTE 16. FINANCIAL INSTRUMENTS

Designation and Valuation of Financial Instruments

Financial instruments at June 30, 2023 were designated in the same manner as they were at December 31, 2022. Accordingly, with the exception of the Notes, the estimated fair values of financial instruments approximated their carrying values. The carrying value and estimated fair value of the Notes as at June 30, 2023 was $827.5 million and $828.3 million, respectively (December 31, 2022 – $846.5 million and $869.3 million, respectively). The fair value of these Notes at June 30, 2023 was determined on a discounted cash flow basis with a weighted average discount rate of 9.7 percent (December 31, 2022 – 9.0 percent).

The Company previously held preferred shares that were initially recorded at fair value, subsequently measured at amortized cost and recognized as long-term receivables in Other assets. During the three months ended March 31, 2023 the Company redeemed these preferred shares and recognized a gain in excess of the carrying value, which is included in the interim condensed consolidated statements of earnings. The carrying value and estimated fair value of the preferred shares at December 31, 2022 was $28.0 million and $28.7 million, respectively.

Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

Notes to the Interim Condensed Consolidated Financial Statements	F-17

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at June 30, 2023:

		Notional amount	Maturity

Canadian Dollar Denominated Contracts

Purchase contracts	USD	$18,677	July 2023 – July 2024

Sales contracts	USD	(9,330)	July 2023 – November 2023

At June 30, 2023, the fair value of derivative financial instruments classified as financial assets was $0.2 million, and as financial liabilities was $0.5 million (December 31, 2022 – $0.9 million and $1.0 million, respectively).

Foreign Currency Translation Exposure

The Company is subject to foreign currency translation exposure, primarily due to fluctuations of the Canadian dollar against the U.S. dollar (“USD”), Australian dollar (“AUD”), Brazilian real (“BRL”) and Argentine peso (“ARS”). Enerflex uses foreign currency borrowings to hedge against the exposure that arises from foreign subsidiaries that are translated to the Canadian dollar through a net investment hedge. As a result, foreign exchange gains and losses on the translation of US$624.6 million in designated foreign currency borrowings are included in accumulated other comprehensive income (loss) for June 30, 2023. The following table shows the sensitivity to a five percent weakening of the Canadian dollar against the USD, AUD, and BRL.

Canadian dollar weakens by five percent	USD	AUD	BRL

Earnings (loss) from foreign operations

Earnings (loss) before income taxes	$4,726	$5	$(116)

Financial instruments held in foreign operations

Other comprehensive income	$13,905	$418	$193

Financial instruments held in Canadian operations

Earnings before income taxes	$(23,257)	$-	$-

The movement in net earnings before tax in Canadian operations is a result of a change in the fair values of financial instruments. The majority of these financial instruments are hedged.

With the ongoing devaluation of the Argentine peso, caused by high inflation, the Company is at risk for foreign exchange losses on its cash balances denominated in ARS. During the three and six months ended June 30, 2023, the Company had foreign exchange losses of $11.6 million and $23.6 million, respectively, which represented 25 percent and 53 percent of the Argentina cash balance. If the ARS weakens by five percent, the Company could experience additional foreign exchange losses of approximately $2.2 million. There is a risk of higher losses based on the further devaluation of the ARS. The Company will continue to explore its options to minimize the impact of future devaluation.

Interest Rate Risk

The Company’s liabilities include long-term debt that is subject to fluctuations in interest rates. The Company’s Notes outstanding at June 30, 2023 has a fixed interest rate and therefore the related interest expense will not be impacted by fluctuations in interest rates. Conversely, the Company’s Revolving Credit Facility and Term Loan are subject to changes in market interest rates.

For each one percent change in the rate of interest on the Revolving Credit Facility and Term Loan, the change in annual interest expense would be $4.9 million. All interest charges are recorded in the interim condensed consolidated statements of earnings as finance costs.

F-18

Liquidity Risk

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. In managing liquidity risk, the Company has access to a significant portion of its Revolving Credit Facility for future drawings to meet the Company’s requirements for investments in working capital and capital assets. As at June 30, 2023, the Company held cash and cash equivalents of $174.2 million and had access to $294.4 million on the Revolving Credit Facility.

June 30, 2023

Total Revolving Credit Facility (US$700,000)	$926,800

Less:

Drawings on the Revolving Credit Facility	491,915

Letters of Credit[1]	140,473

Available for future drawings	$294,412

1 This represents the letters of credit that the Company has funded with the Revolving Credit Facility. Additional letters of credit of $15.2 million (US$11.5 million) are funded from the newly secured LC Facility. Refer to Note 10 “Long-Term Debt” for more information.

The Company continues to meet the covenant requirements of its funded debt, including the Revolving Credit Facility, Term Loan and Notes. Senior secured net funded debt, defined as borrowings under the Revolving Credit Facility and Term Loan, net of cash, to EBITDA ratio is 1.1:1, compared to a maximum ratio of 2.5:1, and a net funded debt to EBITDA (“bank-adjusted net debt to EBITDA”) ratio of 2.8:1, compared to a maximum ratio of 4.5:1, and an interest coverage ratio of 4.3:1 compared to a minimum ratio of 2.5:1. The interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

A liquidity analysis of the Company’s financial instruments has been completed on a maturity basis. The following table outlines the cash flows, including interest associated with the maturity of the Company’s financial liabilities, as at June 30, 2023:

	Less than 3 months	3 months to 1 year	Greater than 1 year	Total
Derivative financial instruments

Foreign currency forward contracts	$170	$355	$-	$525
Accounts payable and accrued liabilities	592,498	-	-	592,498
Long-term debt – Revolving Credit Facility	-	-	491,915	491,915
Long-term debt – Term Loan	13,240	39,720	145,640	198,600
Long-term debt – Notes	-	-	827,500	827,500
Other long-term liabilities	-	-	22,799	22,799

The Company expects that cash flows from operations in 2023, together with cash and cash equivalents on hand, the Revolving Credit Facility and the Term Loan, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

Notes to the Interim Condensed Consolidated Financial Statements	F-19

NOTE 17. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Accounts receivable[1]	$(6,528)	$(36,533)	$(296)	$(46,373)
Contract assets	(21,281)	17,859	(56,252)	(13,559)
Inventories	(21,720)	1,774	(39,244)	(21,098)
Work-in-progress related to finance leases	-	(11,857)	41,986	(8,065)
Finance leases receivable	17,947	(1,615)	(35,564)	(35,814)
Income taxes receivable	(2,529)	1,097	(2,955)	1,284
Prepayments	(5,671)	(3,258)	15,476	(3,118)
Long-term receivables related to preferred shares	-	-	27,954	-
Accounts payable and accrued liabilities, and provisions[2]	18,096	11,219	(22,725)	37,047
Income taxes payable	8,784	(1,726)	15,805	(68)
Deferred revenue	(47,479)	7,719	(67,205)	32,322
Other	(13,797)	5,887	(21,810)	(248)
Net change in working capital and other	$(74,178)	$(9,434)	$(144,830)	$(57,690)

1 The change in accounts receivable represents only the portion relating to operating activities.

2 The change in accounts payable and accrued liabilities and provisions represents only the portion relating to operating activities.

Cash interest and taxes paid and received during the period:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Interest paid – short- and long-term borrowings	$47,441	$8,071	$70,356	$9,088
Interest paid – lease liabilities	1,456	666	2,970	1,361
Total interest paid	$48,897	$8,737	$73,326	$10,449
Interest received	7,197	136	15,332	492
Taxes paid	16,036	5,183	22,032	6,180
Taxes received	500	1,821	500	2,448

Changes in liabilities arising from financing activities during the period:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Long-term debt, opening balance	$1,458,770	$339,126	$1,390,325	$331,422
Changes from financing cash flows	(22,248)	(1,466)	43,011	9,817
The effect of changes in foreign exchange rates	(33,034)	8,070	(33,910)	4,277
Amortization of deferred transaction costs	3,557	312	6,952	617
Accretion of Notes discount	2,622	-	5,170	-
Deferred transaction costs	(1,363)	(91)	(3,244)	(182)
Long-term debt, closing balance	$1,408,304	$345,951	$1,408,304	$345,951

F-20

NOTE 18. GUARANTEES, COMMITMENTS, AND CONTINGENCIES

At June 30, 2023, the Company had outstanding letters of credit of $155.7 million (December 31, 2022 – $175.1 million). Of the total outstanding letters of credit, $140.5 million (December 31, 2022 – $175.1 million) are funded from the Revolving Credit Facility and $15.2 million (US$11.5 million) (December 31, 2022 – nil) are funded from the new LC Facility.

The Company has purchase obligations over the next three years as follows:

2023	$483,648

2024	117,982

2025	4,150

Legal Proceedings

On January 31, 2022, the Local Labor Board of the State of Tabasco in Mexico (the “Labor Board”) awarded a former employee of Exterran MXN$2,152 million (US$120 million) in connection with a dispute relating to the employee’s severance pay following termination of their employment in 2015.

Enerflex believes the order of the Labor Board is in error and has no credible basis in law or fact. In 2017, the Labor Board ruled that the former employee was entitled to approximately MXN$1.4 million (approximately US$70,000 at the then prevailing exchange rate) as severance based on an appellate court’s determination that the employee’s salary was approximately MXN$3,500 per day. However, the Labor Board’s January 2022 order significantly increased the amount the employee is owed to approximately US$120 million, ignoring the actual salary that had been established by the appellate court and using an amount the former employee never actually received while working for Exterran.

Enerflex has appealed the decision, and the appeal is pending before the First Collegiate Court of the Tenth Circuit in Labor Matters, in Villahermosa, Mexico. In the meantime, the Company is pursuing all available avenues to preserve its rights, and in the second quarter of 2023, filed a Request for Arbitration pursuant to the Agreement between the United States of America, the United Mexican States, and Canada (“USMCA”) investment treaty arguing that the conduct of the Labor Board in Mexico amounts to violations of protections available under the North American Free Trade Agreement.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

NOTE 19. SEASONALITY

The energy sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. Generally, Enerflex’s Engineered Systems product line has experienced higher revenues in the fourth quarter of each year while Energy Infrastructure and After-Market Services product line revenues have been stable throughout the year. Energy Infrastructure revenues are also impacted by both the Company’s and its customers’ capital investment decisions. The USA, LATAM and EH segments are not significantly impacted by seasonal variations. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating.

Notes to the Interim Condensed Consolidated Financial Statements	F-21

NOTE 20. SEGMENTED INFORMATION

The Company has identified three reporting segments for external reporting:

•

NAM consists of operations in Canada and the USA. The segment generates revenue from manufacturing natural gas infrastructure under contract, refrigeration, processing, and electric power equipment, including custom and standard compression packages and modular natural gas processing equipment, refrigeration systems and produced water treatment services, in addition to generating revenue from mechanical services and parts, and maintenance solutions, and operating our compression assets under contract for oil and gas and midstream customers.

•

LATAM consists of operations in Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico and Peru. The segment generates revenue from operating Enerflex’s Energy Infrastructure assets under take-or-pay contracts, providing after-market services, including parts and components, as well as operations, maintenance, and overhaul services.

•

EH consists of operations in the Middle East, Africa, Europe and Asia Pacific. The segment generates revenue by operating Enerflex’s Energy Infrastructure assets under take-or-pay contracts, manufacturing (focusing on large-scale process equipment), after-market services, including parts and components, as well as operations, maintenance, and overhaul services, and rentals of compression and processing equipment.

The accounting policies of the reportable operating segments are the same as those described in Note 3 “Summary of Significant Accounting Policies” of the Company’s annual consolidated financial statements for the year-ended December 31, 2022.

For internal Management reporting, the Company’s Chief Operating Decision Maker (“CODM”) has identified four operating segments which include: Canada; USA; Latin America; and Eastern Hemisphere. Each of the operating segments are supported by the Corporate head office. Corporate overheads are allocated to the operating segments based on revenue. In assessing its reporting and operating segments, the Company considered geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used. These considerations also factored into the decision to combine Canada and USA into one reporting segment. For each of the operating segments, the CODM reviews internal management reports on at least a quarterly basis.

For the six months ended June 30, 2023, the Company had no individual customer which accounted for more than 10 percent of its revenue (June 30, 2022 – none).

F-22

The following tables provide certain financial information by the Company’s reporting segments.

Revenues and Operating Income

	North America		Latin America		Eastern Hemisphere		Total
Three months ended June 30,	2023	2022	2023	2022	2023	2022	2023	2022

Segment revenue	$487,537	$297,394	$115,976	$59,568	$183,795	$44,556	$787,308	$401,518

Intersegment revenue	(8,598)	(29,331)	(507)	(36)	(1,533)	(74)	(10,638)	(29,441)

Revenue	$478,939	$268,063	$115,469	$59,532	$182,262	$44,482	$776,670	$372,077

Energy Infrastructure	43,294	32,549	87,061	17,394	60,114	19,949	190,469	69,892

After-Market Services	89,880	73,978	16,697	9,238	45,927	22,623	152,504	105,839

Engineered Systems	345,765	161,536	11,711	32,900	76,221	1,910	433,697	196,346

Operating income	$40,544	$13,026	$4,396	$3,372	$2,598	$3,845	$47,538	$20,243

	North America		Latin America		Eastern Hemisphere		Total
Six months ended June 30,	2023	2022	2023	2022	2023	2022	2023	2022

Segment revenue	$969,815	$546,606	$233,762	$93,593	$427,699	$119,926	$1,631,276	$760,125

Intersegment revenue	(25,009)	(64,790)	(771)	(36)	(3,782)	(153)	(29,562)	(64,979)

Revenue	$944,806	$481,816	$232,991	$93,557	$423,917	$119,773	$1,601,714	$695,146

Energy Infrastructure	82,175	61,011	172,324	34,183	124,633	40,150	379,132	135,344

After-Market Services	181,541	134,130	35,680	14,015	90,785	40,880	308,006	189,025

Engineered Systems	681,090	286,675	24,987	45,359	208,499	38,743	914,576	370,777

Operating income	$68,874	$9,583	$3,717	$6,357	$19,829	$11,142	$92,420	$27,082

Segment Assets
	North America		Latin America		Eastern Hemisphere		Total
	Jun. 30, 2023	Dec. 31, 2022	Jun. 30, 2023	Dec. 31, 2022[1]	Jun. 30, 2023	Dec. 31, 2022[1]	Jun. 30, 2023	Dec. 31, 2022

Segment assets	$1,469,891	$1,638,195	$665,005	$829,676	$1,021,106	$829,658	$3,156,002	$3,297,529

Goodwill[2]	220,847	224,992	87,260	89,264	363,782	374,577	671,889	688,833

Corporate	-	-	-	-	-	-	336,142	282,302

Total segment assets	$1,690,738	$1,863,187	$752,265	$918,940	$1,384,888	$1,204,235	$4,164,033	$4,268,664

1 Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 “Business Combinations”, refer to Note 2 “Acquisition” for more information.

2 The total amount of goodwill in the Canada and USA operating segments are $40.4 million and $180.4 million, respectively (December 31, 2022 – $40.4 million and $184.6 million, respectively).

NOTE 21. SUBSEQUENT EVENTS

Subsequent to June 30, 2023, Enerflex declared a quarterly dividend of $0.025 per share, payable on October 12, 2023, to shareholders of record on August 24, 2023. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

Notes to the Interim Condensed Consolidated Financial Statements	F-23